Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Organization
Lollicup USA Inc.	California
Lollicup Franchising, LLC(1)	California

(1) Lollicup Franchising, LLC was acquired by Lollicup USA Inc. as of September 1, 2020